

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 20, 2022

Richard J. Campo
Chief Executive Officer
Camden Property Trust
11 Greenway Plaza
Suite 2400
Houston, Texas 77046

> **Re: Camden Property Trust**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 24, 2022**
> **File No. 001-12110**

Dear Richard J. Campo:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program